(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	August 26, 2005

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity School Street Trust (the trust):
Fidelity Intermediate Municipal Income Fund (the fund)
File Nos. 002-57167 and 811-02676
Post-Effective Amendment No. 70

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 70 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and June 1, 2004, is maintained at the offices of the trust.

The principal purpose of this filing is to register new Advisor classes, Class A, Class T, Class B, Class C, and Institutional Class of the fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Please note that disclosures required as a result of SEC Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings is included in this filing.

Please also note that disclosure required as a result of SEC Final Rule: Disclosure of Breakpoint Discounts by Mutual Funds is included in this filing.

Please also note that disclosure required as a result of SEC Final Rule: Disclosure Regarding Portfolio Managers of Registered Management Investment Companies is included in this filing.

Pursuant to Rule 485(a), the trust elects an effective date of October 21, 2005. We request your comments by September 26, 2005.

Please contact Jeanette Webster at (617) 392-2662 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Alex J. Marks
Alex J. Marks
Legal Product Group